SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For further information please contact:
Investor Relations Area
Unibanco - Uniã;o de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - Sã;o Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

UNIBANCO ANNOUNCES CHANGES IN ITS ORGANIZATIONAL STRUCTURE

(Sã;o Paulo, April 6th, 2004) - Pedro Moreira Salles, chairman of Unibanco - Uniã;o de Bancos Brasileiros SA, announced today important changes in the bank’s organizational structure. These changes, which were initiated on March 23rd, conclude the internal reorganization process in Unibanco.

After many years of contribution as executive officers, Joaquim Francisco de Castro Neto and Fernando Sotelino, presently Chief Executive Officers of the Retail Bank and the Wholesale Bank respectively, will join the Board of Directors of Unibanco, becoming part of a team of highly qualified individuals formed by Armínio Fraga Neto, Pedro Malan, Pedro Bodin, Israel Vainboim and Gabriel Jorge Ferreira.

Joã;o Dionísio Amoêdo has been appointed Executive Vice-President of the Wholesale Bank, effective May 1st, replacing Fernando Sotelino. Mr. Amoêdo, 41 years old, holds a Business Administration degree from PUC-RJ and a Civil Engineer degree from Universidade Federal do Rio de Janeiro. He began his career in Citibank and later became a senior partner in Banco BBA. He was CEO of Fináustria CFI e Leasing for 4 years .

Marcio Schettini, 39 years old, has been named Executive Vice-President of the Retail Bank, effective July 1st, replacing Joaquim Francisco de Castro Neto.

Geraldo Travaglia, Vice-President in charge of Investor Relations, Planning and Accounting, will also have responsibility, effective July 1st, for the Information Technology and Administration areas.

Daniel Gleizer joined Unibanco on March 23rd to be responsible for the Risk Management (market, credit and operational), Macroeconomic Research and Capital Structure, Cost and Allocation areas.

Lucas Melo has been appointed to a new area composed by Internal Auditing, Compliance, Legal and Government Affairs.

Pedro Moreira Salles will, effective July 1st, become also Chief Executive Officer of Unibanco, in charge of coordinating the new team of executive officers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 06, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.